As filed with the Securities and Exchange Commission on January 24, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of January 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  . . X . .  Form 40-F . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  . . . . .       No . . X . .

                                  [METRO LOGO]


FOR IMMEDIATE RELEASE                                            24 January 2003

                            METRO INTERNATIONAL S.A.
                                 societe anonyme
                     Registered office: 75, route de Longwy
                                L-8080 Bertrange
                            Grand Duchy of Luxembourg
                            R.C. Luxembourg: B-73790


                                   N O T I C E
                                   -----------

IS HEREBY GIVEN that an extraordinary general meeting of shareholders of METRO INTERNATIONAL S.A. will be held at the registered office of the company in Bertrange, Grand Duchy of Luxembourg, on Tuesday, February 18, 2003 at 1.30pm to consider and vote on the following agenda:

1.   To acknowledge the resignation of directors and to revoke directors.

2. To set the number of the members of the board of directors and to appoint new directors of which at least two (2) shall be independent directors.

Participation in the extraordinary general meeting of shareholders is reserved for shareholders who file their intention to attend the extraordinary general meeting by mail to Nadine Gloesener, Metro International S.A., 75, route de Longwy, L-8080 Bertrange, Tel: +352 27 751 350, Fax: +352 27 751 311 no later than Friday, February 14, 2003 at 5.00pm.


Holders of shares wishing to attend the extraordinary general meeting or send an authorized representative can request a proxy form from the American Stock Transfer Trust Company by contacting Nadine Gloesener, Metro International S.A., 75, route de Longwy, L-8080 Bertrange, Tel: +352 27 751 350, Fax: +352 27 751
311, which must be returned to the American Stock Transfer Trust Company no later than Friday, February 14, 2003 at 5.00pm.

Holders of Swedish Depository Receipts wishing to attend the meeting or send an authorized representative can request a power of attorney from Fischer Partners Fondkommission AB, P.O. Box 16027, SE-103 21 Stockholm, Sweden, which must be sent to Nadine Gloesener, Metro International S.A., 75, route de Longwy, L-8080 Bertrange, Tel: +352 27 751 350, Fax: +352 27 751 311 no later than Friday, February 14, 2003 at 5.00pm. Such holders of Swedish Depository Receipts who have registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC AB in order to have a right to participate in the proceedings of the general meeting. Such registration must be completed no later than by Friday, February 7, 2003.

January 23, 2003
The Board of Directors


For further information, please visit www.metro.lu, email info@metro.lu or contact:

Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. `A' and `B' shares are listed on NASDAQ and the Stockholmsborsen under the symbols MTROA and MTROB.


This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          By: /s/ Anders Fullman
                                             -------------------
                                          Name:   Anders Fullman
                                          Title:  Vice President
                                                  of Metro International SA


Date:    January 24, 2003